SECURITI 05039770 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESN NORTH AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New-York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX ENGLESE (212) 659-6250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New-York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2005
WASH. D.C. 213

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEX ENGLESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESN NORTH AMERICA, INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2006

Notary Public

Signature

Co. Chief Executive Office
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

ESN North America, Inc.

Statement of Financial Condition
December 31, 2004

ESN North America, Inc.
Index
December 31, 2004

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholders of
ESN North America, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ESN North America, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 17, 2005

ESN North America, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	546,969
Due from clearing broker		154,621
Due from Parent		41,880
Computer equipment (net of accumulated depreciation of $14,364)		21,665
Intangible asset (net of accumulated amortization of $231,667) (Note 8)		463,333
Prepaid expenses		15,368
Total assets	$	1,243,836
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	183,076
Commitments and contingent liabilities (Note 7)		
Subordinated borrowing (Note 5)		250,000
Stockholder's equity		
Common stock: $.01 par value; authorized 180 shares; 180 shares issued and outstanding		2
Additional paid-in capital		7,166,648
Accumulated deficit		(6,355,890)
Total stockholder's equity		810,760
Total liabilities and stockholder's equity	$	1,243,836

1. Organization

ESN North America, Inc. (the "Company") is a subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French company.

During 2003, the Company, the Parent and a third party, Akros Securities, Inc. ("Akros"),entered into a share subscription agreement for the authorization, issue and sale of 80 shares of common stock, including 63 shares of common stock to Akros, with the closing date to be January 15, 2004. The Company was a wholly owned subsidiary of the Parent up until the completion of the issuance and sale to Akros on January 15, 2004, as set out in the Stockholders Agreement. Under the Stockholders Agreement, Akros sold a portion of its acquired shares to another third party, F. van Lanschot Bankiers N.V. ("van Lanshot"). As a result of these transactions, the Company's stockholders are CM-CIC Securities (65%), Akros (25%) and van Lanschot (10%).

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as an agent for the Parent in arranging financing with U.S. institutional customers and counterparties. Such financing arrangements are in the form of securities borrowings, lendings, or repurchase agreements. Pursuant to an agreement between the parties, the Company receives an arrangement fee from the Parent based upon the type of financing arranged.

The Company is engaged as an agent or riskless principal on behalf of the Stockholders in the purchase and sale of equity securities of foreign corporate issuers including equity products (e.g., listed options on European stocks (on foreign exchanges), listed equity options on European indexes, European basket indexes) as well as convertible securities.

All securities transactions are cleared through a U.S. clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company had no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from clearing broker on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty.

2. Basis of Presentation and Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and Cash Equivalents
Cash and cash equivalents aggregating $546,969 consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Depreciation
Computer equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", which requires that intangible assets with a definite life be amortized over their useful lives.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments including trade receivables and payables approximates the carrying value due to their short-term nature. The fair value of the subordinated borrowing from the Parent is not practicable to estimate as it is a related party transaction.

4. Transactions with Affiliates

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning February 11, 2004.

The Company derives its revenue from (1) acting as agent in arranging financing for the Parent with U.S. customers and (2) from acting as an agent for its stockholders in the purchase and sale of equity securities of foreign corporate issuers and related product sales. As of December 31, 2004, $41,880 of arrangement fees were due from the Parent.

5. Subordinated Borrowing

The subordinating loan agreement at December 31, 2004 consists of a $250,000 four-year term loan from the Parent with a maturity of September 14, 2006, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2004 the interest rate was 2.4%.

The subordinated loan has been approved by the NASD as includable capital in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such loan is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2004, the Company had net deferred tax assets, before valuation allowance, of approximately $1,815,000. The net deferred tax assets primarily reflect the tax effect of net operating loss carryforwards, bonus accruals, and non-deductible related party interest expense. Since based on available evidence, it is more likely than not that the deferred tax assets will not be realized, a full valuation allowance has been established against the net deferred tax assets.

As of December 31, 2004, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $4,926,000 and $3,985,000, respectively.

Such net operating loss carryforwards are available to offset future Federal and New York State taxable income, if any, through the year ending 2024 and expire beginning in 2019.

7. Commitments and Contingent Liabilities

The Company has committed to pay future guaranteed bonuses to certain employees of the Company. Total guaranteed bonuses for 2005 and 2006 under those employment contracts are $260,000 and $220,000, respectively. For years thereafter, bonuses of $220,000 per year have been guaranteed under these employment contracts. These amounts are subject to the employees' continued employment with the Company through certain specified dates and certain conditions, as defined in the terms of the contracts.

8. Intangible Asset

Under the Stockholders Agreement entered into on January 15, 2004, the Company received a capital contribution in the form of an intangible asset from Akros. The intangible asset represents client relationships. The intangible asset is required to be initially measured at its fair value and amortized over its remaining useful life under the provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The remaining useful life has been determined to be 3 years.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2004 the Company had net capital of $505,574 which was $255,574 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 0.36 to 1.

10. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholders of
ESN North America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of ESN North America, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

PRICEWATERHOUSECOOPERS

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2005